Federated Hermes Premier Municipal Income Fund

Federated Hermes Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

February 16, 2023

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: Federated Hermes Premier Municipal Income Fund (the “Registrant”)

1940 Act File No. 811-21235

Dear Sir or Madam:

I am writing to advise that the Form N-CEN filed by the Registrant on 2/10/2023 under Accession number 0001145549-23-005990, was amended on 2/16/2023 under Accession number 0001145549-23-00662. The reason for the amendment was to attach by-laws that were amended during the reporting period.

If you have any questions regarding this filing, please contact me at 724-720-7408.

Very truly yours,

/s/ Kathleen A. Beveridge

Kathleen A. Beveridge

Manager, Fund Regulatory Reporting